Exhibit 99.1
PRESS RELEASE
Stock Market Symbols
GIB (NYSE)
GIB.A (TSX)
CGI Extends Tender Offer for All the Outstanding Shares of Common Stock of Stanley
Fairfax, Virginia, June 18, 2010 — CGI Group Inc. (“CGI”) (NYSE: GIB; TSX: GIB.A), a leading provider of information technology and business processing services, announced today that CGI Fairfax Corporation (“CGI-Fairfax”), a wholly owned subsidiary of CGI Federal Inc. (“CGI-US”), and an indirect wholly owned subsidiary of CGI, has extended its cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of Stanley, Inc. (“Stanley”) (NYSE: SXE) for $37.50 per share, net to the seller in cash, without interest and less any required withholding taxes. The Offer, which was previously scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 17, 2010, has been extended to 12:00 midnight, New York City time, on Friday, July 9, 2010, unless the Offer is further extended or earlier terminated. The Offer is being made pursuant to an Offer to Purchase, dated May 20, 2010, and in connection with the previously announced Agreement and Plan of Merger, dated May 6, 2010, among Stanley, CGI, CGI-US and CGI-Fairfax.
CGI has been advised by Computershare Investor Services Inc., the depositary for the Offer, that as of the close of business on Thursday, June 17, 2010, stockholders of Stanley (1) had tendered and not validly withdrawn approximately 15,848,587 shares and (2) had instructed to be delivered under the Stanley, Inc. 401(k) and Employee Stock Ownership Plan approximately 1,465,162 shares, together representing approximately 71.1% of the outstanding shares of Stanley common stock.
Except for this extension, the terms and conditions of the Offer remain in effect and unmodified.
CGI-Fairfax is extending the Offer because certain conditions to the Offer (including the review and approval by the Committee on Foreign Investment in the United States pursuant to the Exon-Florio Amendment to Section 721 of the Defense Production Act of 1950, the approval by the Defense Security Service of the United States Department of Defense of a plan to operate Stanley’s business pursuant to a “FOCI” (foreign ownership, control or influence) mitigation agreement that does not impose certain restrictions or conditions, and 60 days having elapsed following notice under the International Traffic in Arms Regulations) were not yet satisfied before the expiration of the Offer.
Forward-looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute forward-looking statements and constitute forward-looking information within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond CGI’s control. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: uncertainties as to the timing of the tender offer and other risks identified in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”) (filed on EDGAR at www.sec.gov) and CGI’s Annual Information Form filed with the Canadian securities authorities (filed on

SEDAR at www.sedar.com). The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.
Important Additional Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Stanley. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by CGI with the SEC on May 20, 2010. Stanley filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on May 20, 2010. These documents, as amended from time to time, contain important information about the tender offer and Stanley stockholders are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials may be obtained at no charge by directing a request by mail to Laurel Hill Advisory Group, 100 Wall Street, 22nd floor, New York, New York 10005 or by calling toll-free at (888) 742-1305, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.
About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in the United States, Canada, Europe and Asia Pacific as well as from centers of excellence in North America, Europe and India. As of March 31, 2010, CGI’s order backlog was $11.4 billion. CGI shares are listed on the NYSE (GIB) and the TSX (GIB.A) and are included in both, the Dow Jones Sustainability World Index and the FTSE4Good Index. Website: www.cgi.com.
For more information:
Investors and financial media
Lorne Gorber
Vice-President, Global Communications and
Investor Relations
CGI
514-841-3355
lorne.gorber@cgi.com
Other Media
Linda Odorisio
Vice-President, U.S. Communications
CGI
703-267-8118
linda.odorisio@cgi.com

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